SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND
 (d) AND AMENDMENTS THEREOF FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934
 (Amendment No. 1)*

Cellect Biotechnology Ltd.
(Name of Issuer)

American Depositary Shares, each representing twenty Ordinary Shares, no par value
 (Title of Class of Securities)

15116C102
 (CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d‑1(b)

☐	Rule 13d‑1(c)

☒	Rule 13d‑1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15116C102	13G/A	Page 2 of 6 Pages

1.	Names of Reporting Persons
Michael Ilan Management and Investment Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)
(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power
16,962,460 (1)

	6.	Shared Voting Power
0

	7.	Sole Dispositive Power
16,962,460 (1)

	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
16,962,460 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐

11.	Percent of Class Represented by Amount in Row (9)
14.1% (2)

12.	Type of Reporting Person (See Instructions)
IV

(1)
Reflects sole voting/dispositive power as of February 6, 2018. Includes warrants ADS (Tradeable) to purchase 576,920 ordinary shares at an exercise price of NIS 1.4 per share and expiring on August 3, 2021.

(2)
Based upon 120,450,389 Ordinary Shares issued and outstanding as of January 26, 2018 (as reported by the Issuer in its Form 424B5 filed with the Securities and Exchange Commission on January 31, 2018).

CUSIP No. 15116C102	13G/A	Page 3 of 6 Pages

1.	Names of Reporting Persons
Michael Ilan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)
(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power
16,962,460 (1)

	6.	Shared Voting Power
0

	7.	Sole Dispositive Power
16,962,460 (1)

	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
16,962,460 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐

11.	Percent of Class Represented by Amount in Row (9)
14.1% (2)

12.	Type of Reporting Person (See Instructions)
IN

(1)	Reflects sole voting/dispositive power as of February 6, 2018.

(2)
Based upon 120,450,389 Ordinary Shares issued and outstanding as of January 26, 2018 (as reported by the Issuer in its Form 424B5 filed with the Securities and Exchange Commission on January 31, 2018).

CUSIP No. 15116C102	13G/A	Page 4 of 6 Pages

Item 1(a).          Name of Issuer:

   Cellect Biotechnology Ltd.

Item 1(b).          Address of Issuer’s Principal Executive Offices:

   23 Hata’as Street, Kfar Saba, Israel 44425.

Item 2(a).          Name of Person Filing:

   This Statement is filed by:

   (1) Michael Ilan Management and Investment Ltd.
   (2) Michael Ilan

   The foregoing entities are collectively referred to as the "Reporting Persons" in this Statement.

Item 2(b).          Address of Principal Offices or, if None, Residence:

  Michael Ilan Management and Investment Ltd. – Lev Hasharon Industrial Park, Kadima, P.O. Box 5062, Israel 6092000

   Michael Ilan - 6 Stricker St., Tel Aviv-Yafo, Israel 6200608

Item 2(c).          Citizenship:

   Place of organization of the Reporting Persons, as the case may be, is Israel.

Item 2(d).          Title of Class of Securities:

   American Depositary Shares, each representing twenty Ordinary Shares Ordinary Shares, no par value (“Ordinary Shares”).

Item 2(e).          CUSIP Number:

   15116C102

Item 3.	If the Statement is being filed pursuant to Rule 13d‑1(b) or 13d‑2(b) or (c), check whether the filing person is a:

   Not applicable.

Item 4.               Ownership.

(a)          Amount beneficially owned: 16,962,460 Ordinary Shares.

(b)          Percent of class:

14.1%

(c)          Number of shares as to which such person has:

       (i)         Sole power to vote or direct the vote: 16,962,460

       (ii)        Shared power to vote or direct the vote: 0

CUSIP No. 15116C102	13G/A	Page 5 of 6 Pages

       (iii)       Sole power to dispose or to direct the disposition of: 16,962,460

       (iv)       Shared power to dispose or to direct the disposition of: 0

Item 5.               Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.               Ownership of More than Five Percent on Behalf of Another Person.

   Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

   Not applicable.

Item 8.               Identification and Classification of Members of the Group.

   Not applicable.

Item 9.               Notice of Dissolution of Group.

   Not applicable.

Item 10.            Certification.

   Not applicable.

CUSIP No. 15116C102	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2018

Michael Ilan Management and Investment Ltd. By: /s/ Michael Ilan Name: Michael Ilan Title: Chairman /s/ Michael Ilan Michael Ilan